                                                                      EXHIBIT 12

                THE COLUMBIA GAS SYSTEM, INC. AND SUBSIDIARIES
Statements of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
                               ($ in millions)



                                                               Twelve Months                           Twelve Months
                                                            Ended September 30,                      Ended December 31,
                                                           --------------------       ----------------------------------------------
                                                              1997       1996           1996      1995      1994     1993      1992
                                                           ---------   --------       --------  --------  -------- --------  -------
Consolidated Income (Loss) from Continuing Operations
before Income Taxes                                           381.4     (692.3)         337.5    (643.0)    392.2    288.1    161.4

Adjustments:
 Interest during construction                                   2.3      (21.2)          (1.1)    (20.2)        -        -        -
 Distributed (Undistributed) equity income                      1.6        3.6            1.5      (7.9)     (0.9)    (0.1)    (0.1)
 Fixed charges*                                               166.5    1,181.3          184.6   1,061.3      33.7    120.0     33.0
                                                           ---------   --------       --------  --------  -------- --------  -------
  Earnings Available                                          551.8      471.4          522.5     390.2     425.0    408.0    194.3
                                                           ---------   --------       --------  --------  -------- --------  -------
Fixed Charges:
 Interest on long-term and short-term debt                    145.0    1,100.1          150.8     987.2        0.7     3.1      4.9
 Other interest                                                 0.9       60.7           13.5      53.6       14.1    98.4      8.8
 Portion of rentals representing interest                      20.6       20.5           20.3      20.5       18.9    18.5     19.3
                                                           ---------   --------       --------  --------  -------- --------  -------
Total Fixed Charges **, ***                                   166.5    1,181.3          184.6   1,061.3       33.7   120.0     33.0
                                                           ---------   --------       --------  --------  -------- --------  -------

Ratio of Earnings Before Taxes to Fixed Charges                3.31      N/A(a)          2.83     N/A(a)     12.61    3.40     5.89
                                                           =========   ========       ========  ========  ======== ========  =======


(a) To achieve a one-to-one coverage, the Corporation would need an additional $709.9 and $671.1 million of earnings, for the twelve months ended September 30, 1996 and the twelve months ended December 31, 1995, respectively.

* Amounts for the twelve months ended September 30, 1996 and December 31, 1992 through December 31, 1996 have been restated to conform to 1997 presentation.

** This amount excludes approximately $230 million, $210 million and $204 million of interest expense not recorded for the twelve months ended December 31, 1994, 1993 and 1992, respectively. This amount includes interest expense of $982.9 million including the write-off of unamortized discounts on debentures recorded in 1995. Reference is made to the Statements of Consolidated Income for the quarterly period ended September 30, 1996, as reported in Form 10-Q.

*** This amount excludes $8.6 million of interest expense not recorded with respect to the registrant's guarantee of LESOP Trust's debentures for the twelve months ended December 31, 1994, 1993 and 1992.